AMENDED AND RESTATED

Greenbriar Sustainable Living Inc. ("Greenbriar" or the "Company")
(formerly "Greenbriar Capital Corp.")
Management's Discussion and Analysis
Year Ended - December 31, 2023
(Expressed in Canadian dollars, unless otherwise noted)

December 17, 2024

Notice to Reader: This amended and restated Management's Discussion and Analysis ("MD&A") has been filed by the Company in order to correct certain disclosure in the original MD&A filed on SEDAR+ on April 29, 2024 relating to (i) the Company's projects and corporate transactions, including additional status updates on the Company's projects and previously disclosed transactions; (ii) to provide additional details with respect to the Pro Forma Review of Sage Ranch completed by Altus Group Limited; and (iii) other disclosure as required by Form 51-102F1. There were no changes to the financial information presented in the originally filed MD&A and no changes were made to the financial statements for the relevant period.

This MD&A should be read in conjunction with the audited annual consolidated financial statements of the Company for the year ended December 31, 2023, and related notes thereto which have been prepared in accordance with International Financial Reporting Standards.

CORPORATE OVERVIEW

Greenbriar's business focus is the development of entry-level housing, renewable energy, green technology and sustainable investment projects. Greenbriar is listed on the TSX Venture Exchange (the "TSXV") under the symbol "GRB" and GEBRF on the US OTC market. In 2014 and again in 2023, the TSXV has awarded the Company a "TSX Venture 50" award as a clean technology company.

The Company was incorporated under the Business Corporations Act (British Columbia) on April 2, 2009 under the name "Greenbriar Capital Corp." On October 6, 2011, the Company completed its qualifying transaction under the policies of the TSXV and the Company was listed as a Tier 2 real estate issuer. On November 15, 2023, the Company changed its name from "Greenbriar Capital Corp" to "Greenbriar Sustainable Living Inc." to better reflect the Company's business. The Company's registered records office is located at Suite 1500 - 1055 West Georgia, Vancouver, BC, V6E 4N7.

As further described in this MD&A, Company's material projects are currently comprised of the Sage Ranch project, a sustainable development of 995 entry-level homes in Tehachapi Valley in southern California, and the Montalva solar project, a 1,747 acre large utility-scale solar and battery storage farm in Puerto Rico, each of which have the potential to be high impact projects in their respective jurisdictions based on the size of such projects, the anticipated capital investment in connection with their development and the anticipated long-term social and economic impacts to their respective communities Once constructed, such projects are anticipated to drive sustained revenue growth for the Company and contribute to accretive value for the Company's shareholders.

For further information on the Company, reference should be made to its public filings on SEDAR+ at www.sedarplus.ca. Information is also available on the Company's website at www.greenbriarliving.com.

HIGHLIGHTS - Year Ended December 31, 2023

  On February 21, 2023, the Company announced that it has been named as one of the top performers on the TSXV. The 2023 TSX Venture 50 celebrates the strongest performances on the TSXV over the last year. Comprised of 10 companies from each of five industry sectors, the ranking recognizes the strongest performance on the TSXV based on market capitalization growth, share price appreciation and trading volume.
  On May 10, 2023, the Company closed a non-brokered private placement of units and issued 360,000 units at a price of $1.25 per unit for gross aggregate proceeds of $450,000. Each unit was comprised of one common share and one common share purchase warrant which is exercisable at a price of $1.50 until May 10, 2028.

Q4 2023 MD&A (expressed in CAD Dollars) – year ended December 31, 2023	AMENDED AND RESTATED
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  On June 30, 2023, the Company issued a $1,000,000 unsecured convertible debenture. The debenture bears interest at 12% per annum, calculated and paid quarterly commencing on the date of issuance and matures on June 30, 2026. The debenture holder can convert all or any portion of the outstanding principal amount into common shares of the Company, at a price of $1.25 per common share. As part of the terms of the offering, the debenture holder has been issued 460,000 detachable warrants. Each warrant entitles the holder to acquire one common share of the Company at an exercise price of $1.30 per common share for a period expiring on June 30, 2026.
  On June 22, 2023 and amended on August 21, 2023, the Company entered into an agreement (the "Original Settlement Agreement") with Captiva Verde Wellness Corp. ("Captiva"), whereby the Company will pay Captiva an aggregate amount of $5,591,588 (representing the costs incurred by Captiva in connection with the Sage Ranch Project) in 48 equal monthly installments of $116,491 starting on August 22, 2024, with the last payment on June 1, 2028. Subsequent to the amount being repaid, Captiva will no longer have any further net profits interest, or any other interest, in and to the Sage Ranch Project.
  On October 4, 2023, the Company announced that further to many years of litigation with the Puerto Rico Electric Power Authority ("PREPA") in both the Commonwealth and US Federal Courts plus litigation in front of the Puerto Rico Energy Bureau ("PREB"), both parties have executed a formal settlement agreement beneficial to both parties and most importantly beneficial for the rate payers of Puerto Rico. The settlement agreement will then head to the Financial Oversight and Management Board ("FOMB") for approval. The perfunctory technical work on interconnection with Luma Energy, LLC ("Luma") will happen after PREB and FOMB approval.  Luma's work is technical and not political.
  On October 20, 2023, the Company and Voya extended the $40 million Loan Mandate Agreement (as defined herein) for Sage Ranch.
  On November 14, 2023, the Sage Ranch project received Planning Commission approval for the Sage Ranch Precise Development Plan ("PDP").
  On November 15, 2023, the Company changed its name to "Greenbriar Sustainable Living Inc." to better reflect the Company's business.
  On November 27, 2023, the Company announced that Chris Harvey has joined the Board of Directors. Chris was previously CEO of JP Morgan Securities. (part of JP Morgan Chase NYSE: JPM USD $4 Trillion AUM). Chris began his career at JP Morgan 39 years ago, and helped build out the firm's overall investment banking capabilities. His roles included client banker, head of foreign exchange options, emerging markets derivatives, and then built an advisory and solutions team focused on corporate finance valuation, as well as tax and accounting efficiency. He was also responsible for reputational risk for the firm's investment bank in the Americas. After spending several years as the Chief Country Officer for Japan, Chris then ran the Wealth Management business for all of Latin America, with his final position as the CEO of JP Morgan Securities for four years.
  On December 13, 2023, the Company closed a USD $3.0 million unsecured convertible debenture private placement financing with one arm's length investor. The convertible debt bears interest at 12% per annum, calculated and paid quarterly commencing on the date of issuance and will mature thirty-six (36) months from the date of issuance being January 11, 2027. The convertible debt can be converted into common shares of the Company, at a price of $1.25 per common share. As part of the financing, subsequent to year-end, the Company issued 900,000 detachable warrants. Each warrant entitles the holder to acquire one common share of the Company at an exercise price of $1.30 per common share for a period expiring on January 11, 2027.

MATERIAL EVENTS SUBSEQUENT TO DECEMBER 31, 2023

  On June 5, 2024, the Company amended the terms of 350,000 stock options and reduced the exercise price from $1.35 to $0.82 and extended the expiry date from July 7, 2024, to July 7, 2027.

Q4 2023 MD&A (expressed in CAD Dollars) – year ended December 31, 2023	AMENDED AND RESTATED
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  On August 1, 2024, the Company announced a proposed shares for debt settlement to settle $49,176.41 by issuing 70,252 common shares in the capital of the Company at a deemed price of $0.70 per common share. This transaction has not yet completed and is subject to TSXV approval.
  On August 1, 2024, the Company granted an aggregate of 300,000 stock options to a consultant of the Company to purchase 300,000 common shares pursuant to the Company's stock option plan. The options are exercisable at a price of $0.70 per common share for a period of two years from the date of grant.
  On August 30, 2024, the Company entered into an amending agreement (the "Water Rights Amending Agreement") with Ronnie Strasser, an arm's length party, pursuant to which the parties amended the water rights option purchase agreement dated as of October 1, 2023 (the "Original Water Rights Agreement"). See "Water Rights Agreements" in this MD&A. Pursuant to the terms of the Water Rights Amending Agreement, the Company also agreed, subject to approval by the TSXV, to amend an aggregate of 500,000 stock options previously granted to certain consultants (including Mr. Strasser) on January 25, 2022. Such amendments include the reduction of the exercise price from $1.25 to $1.000 and an extension of the expiry date from January 25, 2025 to August 30, 2026. Such amendments remain subject to approval by the TSXV.
  On August 30, 2024, the Company entered into the following agreements with Captiva: (a) a debt assumption and settlement amendment agreement and (b) a debt settlement agreement (collectively, the "Settlement Amending Agreements"), each related to the Original Settlement Agreement. Pursuant to the Settlement Amending Agreements, the Company and Captiva agreed to settle $1,000,000 of the $5,591,588 principal amount owing under the Original Settlement Agreement by way of the Company's issuance of 2,197,802 common shares in the capital of the Company at a deemed price per share of $0.455. The transactions contemplated by the Settlement Amending Agreements remain subject to approval by the TSXV.
  On August 30, 2024, the Company and Voya further extended the $40 million Loan Mandate Agreement for Sage Ranch to November 28, 2028.
  On September 17, 2024, the Company announces that it had executed a 12 month memorandum of understanding with Cavco Industries Inc. ("Cavco"), a builder of manufactured homes in North America, which provides the Company with a pipeline of up to 4,500 entry-level sustainable homes for potential future placement in select locations of the Sage Ranch Project and the Company's Cordero Ranch project.
  On November 21, 2024, the Company granted an aggregate of 75,000 stock options to a consultant of the Company to purchase 75,000 common shares pursuant to the Company's stock option plan. The options are exercisable at a price of $0.90 per common share for a period of three years from the date of grant.

WORKING CAPITAL NOTES AND GOING CONCERN

The Company's consolidated financial statements for the year ended December 31, 2023 have been prepared on the basis that the Company is a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The nature of the Company's primary business is the acquisition, management, development, and possible sale of real estate and renewable energy projects. The Company had a net loss of $2,628,248 (2022 - $2,763,134; 2021 - $9,325,226) for the year ended December 31, 2023. As at December 31, 2023, the Company had an accumulated deficit of $27,470,772 (December 31, 2022 - $24,842,524) and a working capital deficiency of $6,478,520 (December 31, 2022 - deficiency of $3,655,842). To date, the Company has no history of earning revenues. If the Company is unable to raise any additional funds to undertake planned development, it could have a material adverse effect on its financial condition. These events and conditions indicate that a material uncertainty exists that may cause significant doubt on the Company's ability to continue as a going concern. If the going concern basis were not appropriate for the Company's consolidated financial statements, then significant adjustments would be necessary in the carrying value of assets and liabilities, the reported expenses, and the classifications used in the statement of financial position.

As at December 31, 2023, the Company had a working capital deficiency of $6,478,520, which includes $2.26 million in related party accounts payable and accrued liabilities in addition to $781K in loans payable from friendly parties who have not and will not demand payment until the Company has started generating revenue and is in the financial position to repay the loans. Subsequent to year end, the Company obtained $911,350 in proceeds from option and warrant exercises and has demonstrated the ability to raise additional funds required to continue operations. See "Liquidity and Capital Resources".

Q4 2023 MD&A (expressed in CAD Dollars) – year ended December 31, 2023	AMENDED AND RESTATED
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CURRENT PROJECTS

MONTALVA SOLAR PROJECT

Description and Current Status of the Montalva Solar Project

In April 2013, the Company entered into a 50/50 arrangement to create AG Solar One LLC ("AG Solar") with Alterra Power Corp ("Alterra") (the "Arrangement").  The Arrangement was created to develop 100 Megawatts ("MW's") of solar generation capacity in Puerto Rico under a Master Renewable Power Purchasing and Operating Agreement ("PPOA"), dated December 20, 2011, and amended on March 16, 2012 (the "Master Agreement"), with Puerto Rico Electric Power Authority ("PREPA") through its wholly owned subsidiary, PBJL Energy Corporation ("PBJL").

On July 12, 2013, the Company signed a Membership Interest Purchase and Sale Agreement ("MIPSA") with Magma Energy (U.S.) Corp. ("Magma"), a subsidiary of Alterra, and amended on October 11, 2013, whereby the Company will purchase from Alterra its 50% interest in and to the shares of AG Solar.  The consideration was US $1.25 Million. The Company completed the MIPSA on September 12, 2014 (the "Acquisition Date"), and the Company now owns 100% of AG Solar.

Under the terms of the Master Agreement, the Company filed its 100 MW AC Montalva Solar Project with PREPA ("Montalva" or the "Montalva Project")) on September 5, 2013, requesting an interconnection evaluation and issuance of the project specific PPOA for Montalva included and agreed in the Master Agreement.  After numerous delays by PREPA and failed attempts by the Company requesting the interconnection evaluation and issuance of a project specific PPOA for Montalva, the Company filed a Notice of Default under the Master Agreement with PREPA on September 24, 2014.  PREPA responded to the Notice of Default on November 3, 2014, taking the position that it had other PPOAs issued that would exceed its system renewable capacity and could not accept any additional renewable projects and further had met its obligations under the Master Agreement.  It's the Company's position that the Master Agreement is a specific performance agreement and not an option agreement at PREPA's discretion and that PREPA is liable for damages.

On May 15, 2015, the Company, filed a legal action against PREPA in the courts of Puerto Rico in order to protect and enforce its rights under the Master Agreement.  On September 9, 2016, the Superior Court of Puerto Rico denied an application by PREPA to have the case for contractual enforcement and damages dismissed.  The Company may now proceed to have the court enforce the Master Agreement, or in lieu of enforcement, direct PREPA to pay US $210 Million in monetary damages, or both.  In May of 2018, the Company filed a US Federal RICO lawsuit seeking US $951 Million in damages from PREPA.

On February 6, 2019, the Company announced that PREPA wanted to re-open negotiations to move forward the Montalva Project. The Company met with PREPA representatives in 2019 and commenced negotiations. PREPA subsequently agreed to designate Montalva as a Legacy Project with equal rights and privileges as the other executed and surviving PPOAs awaiting final approval by Puerto Rico Energy Bureau ("PREB") and FOMB.

On May 19, 2020, the Company announced that it has reached an agreement with PREPA on a 25-year 80 MW PPOA for the development, construction, and operation of the Montalva Project, as a Legacy Project with preferential rights.  On May 28, 2020, the Governing Board of PREPA approved the contract.

On August 7, 2020, the Company received unanimous PPOA approval from PREB and the Montalva PPOA moved on to final approval by the FOMB.  On February 26, 2021, the FOMB, having issued a decision to approve only 150 MW of the Legacy Projects based on identifying the top ranked projects as a result of a competitive ranking of projects by PREPA, subsequently approved only two of the sixteen Legacy Projects excluding the approval of the Montalva Project along with the remaining Legacy Projects.  However, the competitive ranking of the Legacy Projects prepared by PREPA, and provided to FOMB for selection of the two projects approved by FOMB, was flawed and failed to include credit for Montalva also providing four-hours of battery storage in its base price and design, not provided by any of the other Legacy Projects and providing substantial PREPA and ratepayer savings not provided by the other projects.  The Company began the process of seeking avenues to have the FOMB decision overturned or to have the FOMB approve Montalva as the top ranked project.  As part of this process, the Company filed a formal claim against PREPA before PREB.  As a result, PREPA indicated its preference to negotiate a settlement rather than adjudicate PBJL's case against PREPA in front of PREB.

Q4 2023 MD&A (expressed in CAD Dollars) – year ended December 31, 2023	AMENDED AND RESTATED
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On October 3, 2023, the Company announced that further to many years of litigation with the PREPA in both the Commonwealth and US Federal Courts, plus litigation in front of PREB, both parties executed a pro forma settlement agreement beneficial to both parties.  The settlement agreement provides for, among other things: (i) PBJL withdrawing its US $951 Million claim against PREPA; (ii) PBJL pricing that is less than or similar to the RFP Public Tranche contracts; (iii) providing four hours of 45% storage included within its base price; (iv) using the Montalva PPOA previously approved by PREPA in 2020 as the base document for final settlement; (v) PBJL covering transmission upgrades; (vi) using a project size of 80MWac (160MWdc); and (vii) providing an option for 160MWac (320MWdc) project at PREPA's sole discretion.  The settlement agreement provides the basis of a final settlement PPOA to be drafted and agreed between the parties.  A final settlement PPOA was drafted and submitted to PREPA on July 1, 2024, for its concurrence before submission to PREB for its approval and then to FOMB.  PBJL is awaiting a response by PREPA to finalize the settlement PPOA.  The technical work on interconnection with LUMA Energy, who is the power company responsible for power distribution and power transmission in the Commonwealth of Puerto Rico, will happen under the PPOA after PREB and FOMB approval.  A previous interconnection study and evaluation preformed by Sargent & Lundy Engineers, under the direction of PREPA, established the availability of 80 MW of transmission capacity available for Montalva.  The Company anticipates moving forward with the development of the Montalva Solar Project as soon as practicable once the settlement PPOA is approved by FOMB.

Montalva Land Lease Option Agreements

The Company currently has four separate land lease option agreements covering six parcels for the construction of Montalva Project.  Two parcels are located in the Municipality of Guanica and other four in the Municipality of Lajas.  The parcels are contiguous to each other.  Upon execution of the options, these land leases provide for a term of twenty-five years and such leases may be extended for up to four additional consecutive periods of five years each, at the Company's option, for the purposes of the Company developing the Montalva Project.

On various dates since execution of the land lease option agreement, the parties have executed separate amendments to extend the expiration date. During the year ending December 31, 2023, the Company made payment totalling USD$105,667 (December 31, 2022 - USD$115,775), related to extension agreements. Subsequent to year end, the Company entered into additional extension agreements extending the option term on all agreements to December 31, 2024 and agreeing to make future payments totalling US$221,000.

SAGE RANCH PROJECT

Description and Current Status of the Sage Ranch Project

On September 27, 2011, the Company acquired property in accordance with its acquisition agreement with Marks & Kilkenny LLC to acquire real property in Tehachapi, California, USA (the "Property"), as its qualifying transaction under the rules of the TSXV. The purchase price for the Property was US $1,040,000.

The Property is situated close to the central business district and adjacent Tehachapi High School and is comprised of five parcels of real property located within the City of Tehachapi. Tehachapi is located in Kern County on the edge of the Mojave Desert, approximately 35 miles east-southeast of Bakersfield, California.

The legal description of each parcel is as follows:

• Parcel 1 - APN 417-012-01 (approx. 32.97 acres)

• Parcel 2 - APN 417-012-28 (approx. 60 acres)

• Parcel 3 - APN 417-012-27 (approx. 20 acres)

• Parcel 4 - APN 417-012-25 (approx. 19.16 acres)

• Parcel 5 - APN 417-012-24 (approx. 5.63 acres)

Q4 2023 MD&A (expressed in CAD Dollars) – year ended December 31, 2023	AMENDED AND RESTATED
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Parcels 1 through 5 are contiguous and aggregate approximately 138 acres of land on the south side of Cummings Valley Boulevard (State Highway 202), a major east - west thoroughfare through Tehachapi. The parcels lie immediately east of Clearview Street and immediately north of Pinon Street. The new Tehachapi High School, which opened its doors in 2003, is located immediately to the east of the parcels. A previous owner of these parcels had received Tentative Tract Map ("TTM") approvals under TTM 6218 and TTM 6723.

In 2018, the Company commenced work with the City of Tehachapi (the "City") with respect to preliminary plans and designs of a sustainable housing project under the City's sustainability theme of "New Urbanism" that would ultimately become the Company's Sage Ranch Project.

In February 2019, the City's Planning Commission, after public hearing, approved the preliminary designs and the project community layout for 1,014 units.

Between 2019 and 2021, the City engaged various consultants to prepare the environmental studies which would form the basis of the City's Environmental Impact Report (EIR) under the California Environmental Quality Act (CEQA). Concurrently, the Company continued with project designs and modifications requested by the City.

In July 2021, the City's Planning Commission, after public hearing, approved the community design, layout and project impact of a final layout of the Sage Ranch Project consisting of 995 housing units.

On August 17, 2021, the Company announced that the Sage Ranch Project received full and final approval by the Mayor and City Council with a unanimous 4 to 0 vote in favor to approve the Sage Ranch Project.  The Mayor and City Council approved all three items on the agenda, namely: 1) the approval of the Sage Ranch Master Development Plan; 2) the approval of the 995 home Tract Map and; 3) the approval and acceptance of the Final EIR. The Sage Ranch Project, as approved by City Council, is a world class project consisting of 995 homes which will be built to offset 64 million gallons of annual water usage and is strategically located to offset 4,500 annual tons of CO2. The Company believes the Sage Ranch Project is resistant to the impacts of a future recession as there are at least four US federal financing programs to provide entry-level housing to purchasers with minimal or no down payment requirements, no or reduced credit score requirements, and interest rates subsidized as low as 2% and the Company believes that such financing programs will continue to be made available to prospective purchasers or homeowner in Sage Ranch in the event of an economic downturn or recession.

Between October 2021 and October 2023, the Company, through its independent professional engineers and architects, continued working with the City to complete the Precise Development Plan (the "PDP) for Phase 1 of the Sage Ranch Project.

The Property is currently vacant land. Development of the Sage Ranch Project consists of 6 phases, to be constructed over a 4-7 year period. A PDP is required for each of the 7 phases. On November 13, 2023, the Sage Ranch Project received Planning Commission approval for the Phase 1 PDP. The Company has submitted applications for permits required for commencement of Phase 1 construction and is currently working with its independent engineering firm, Dewalt Corporation, and the City on obtaining approval of such permits. Phase 1 construction is anticipated to begin shortly after the Company has obtained such permits, subject to any revisions made by the City to the Final EIR.

As of the date of this MD&A, the Company has incurred aggregate costs of $9.4 million in connection with the planning, permitting and development of the Sage Ranch Project. The total aggregate costs to complete the Sage Ranch Project is expected to be approximately US$248 million, which is intended to be funded through a combination of the proceeds of the $40 million Loan Mandate Agreement and net revenue derived from future sales of units, though anticipated costs and revenues, including the timing thereof, will vary between each of the phases. As of the date of this MD&A, the Company has not sold or pre-sold any units of the Sage Ranch Project. For further details of the anticipated costs and revenue projections, see "Pro Forma Review of Sage Ranch", below.

Q4 2023 MD&A (expressed in CAD Dollars) – year ended December 31, 2023	AMENDED AND RESTATED
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The location of the Property is identified in the maps below:

DOWNTOWN TEHACHAPI
TEHACHAPI MUNI AIRPORT
SPORTS STADIUM
MARX CENTER PARK
CITY HALL
JACOBSEN MIDDLE SCHOOL
NATATORIUM
FUTURE DEVELOPMENT OPPORTUNITY
VALLEY BLVD
PARK / DETENTION BASIN
COTTAGE HOMES
TOWN HOMES
HIGH SCHOOL MAINTENANCE YARD
TEHACHAPI HIGH SCHOOL
SFD 7
SFD 6
SFD 5
BUNGALOW HOMES
CENTRAL PARK
COURT HOMES
APARTMENTS
BASEBALL FIELDS
TOMPKINS ELEMENTARY SCHOOL
FUTURE SPORTS COMPLEX

Q4 2023 MD&A (expressed in CAD Dollars) – year ended December 31, 2023	AMENDED AND RESTATED
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DOWNTOWN TEHACHAPI
TEHACHAPI MUNI AIRPORT
SPORTS STADIUM
MARX CENTER PARK
CITY HALL
JACOBSEN MIDDLE SCHOOL
NATATORIUM
FUTURE DEVELOPMENT OPPORTUNITY
VALLEY BLVD
HIGH SCHOOL MAINTENANCE YARD
TEHACHAPI HIGH SCHOOL
BASEBALL FIELDS
TOMPKINS ELEMENTARY SCHOOL
FUTURE SPORTS COMPLEX
Legend
Major Arterial - Valley Boulevard
Minor Arterial - Pinon Street
Central Avenue
Local Road Section
Local Road Section
Typical Alley
Roundabouts

Q4 2023 MD&A (expressed in CAD Dollars) – year ended December 31, 2023	AMENDED AND RESTATED
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Pro Forma Review of Sage Ranch

On November 27, 2023, the Company announced that Altus Group Limited ("Altus"), an independent third-party provider of financial feasibility analysis for real estate project developments, updated the Pro Forma Review of Sage Ranch with an effective date of November 27, 2023 (the "2023 Altus Report"). The 2023 Altus Report is not an independent appraisal report of the Sage Ranch Project or the Property, but was provided to assist the Company in benchmarking the relative profitability of the Sage Ranch Project to facilitate the financing to be provided in connection with the Loan Mandate Agreement with Voya.

The following is a summary of the projected revenue, costs and profits associated with the Sage Ranch Project (all in USD), as provided in the 2023 Altus Report.

Dashboard	$280 Price per Square Feet Revenue 995 units of 1 to 2 Stories 1,600,763 SF
Projected Revenue	995 units, totaling 1,600,763 square feet saleable Target average sales rate of $280 per square foot of saleable $421,900,600 projected net residential revenue after 6% sales agent fee
Projected Costs	$106 per square foot of GLA projected base construction cost $169,680,878 construction cost $18,946,631 site servicing cost $11,707,203 project contingency $247,571,261 total projected cost
Projected Profit	$174,329,339 projected net profit and 63.51% profit on cost $123,374,762 Net Present Value based on a Discount Rate of 6% p.a.

The 2023 Altus Report was completed based on Altus' analysis of the costs and expected revenues as of the date of the 2023 Altus Report after taking into account, among other things, the following:

  The description of the Sage Ranch Project contained in the Master Development Plan completed by JZMK Partners and updated as of June 25, 2021, which was approved by City Council on August 17, 2021.
  The City of Tehachapi Ordinance No. 21-04-762 dated September 7, 2021, pursuant to which the City approved the Sage Ranch Project, subject to the conditions as set out in such ordinance.
  The projected build timeline of the Sage Ranch Project, to be constructed over 6 phases spanning approximately 6 years, with Phase 1 construction beginning in 2024.
  A benchmark review of similar home sales in the area surrounding the Property, including a review of a price evaluation dated May 2023 completed by Keller William Forward Living, a company controlled by Paul Morris, the Independent Head of Sales for Sage Ranch (the "KWFL Price Evaluation").
  Construction costs based on the average home size described in the Master Development Plan, assuming a cost-efficient design and a competitive tendering process.
  An estimate of site servicing costs completed by the Company's independent engineering firm, Dewalt Corporation, dated June 4, 2019.
  Municipal costs based on the relevant data from the City and Kern County and available as of the date of the 2023 Altus Report.
  Development costs, including (i) architecture, engineering and consulting, (ii) municipal, permit, insurance, legal and other soft costs, (iii) sales costs, and (iv) contingencies at an aggregate assumed rate of approximately 24% of construction costs.

Q4 2023 MD&A (expressed in CAD Dollars) – year ended December 31, 2023	AMENDED AND RESTATED
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  Assumptions with respect to the financing of the Sage Ranch Project being completed solely through equity and not conventional loan funding.

The Company has engaged Voya pursuant to the Loan Mandate Agreement to provide up to US$40 million for the purposes of financing the initial construction of the Sage Ranch Project and does not currently anticipate using equity financing to construct the Sage Ranch Project. See "Financing Arrangements". As of the date of this MD&A, it is unknown whether construction of Phase 1 will begin in 2024 as the City retains the discretion to make changes to the EIR approved for the Sage Ranch Project and the Company has not yet received the necessary permits to begin construction; however, a short delay (if any) is not currently anticipated to result in a material impact to the projections presented in the 2023 Altus Report other than a potential corresponding delay in the sequential annual projections for Years 0-7, which are based on Year 0 being 2024.

As of the date of this MD&A, other than as described elsewhere in this MD&A, the Company is not aware of any material changes to Master Development Plan, the KWFL Price Evaluation, or any of the other assumptions and qualifications contained in the 2023 Altus Report which would reasonably be considered to result in a material impact to the projections presented in the 2023 Altus Report. See "Cautionary Statement Regarding Forward-Looking Statements" and "Cautionary Statement Regarding FOFI".

Financing Arrangements

On March 30, 2022, the Company executed a USD $40 million Loan Mandate Agreement, as amended by agreements dated October 3, 2023, January 8, 2024, April 2, 2024 and August 30, 2024 (as further amended or supplemented from time to time, the "Loan Mandate Agreement"), with Voya Investment Management, LLC, the asset management business of Voya Financial, Inc. ("Voya"), for a senior secured construction loan for the initial construction of the Company's Sage Ranch Project.

The Loan Mandate Agreement provides that, upon completion of additional structuring considerations and subject to customary closing conditions, including but not limited to the execution of definitive credit documents, inter alia, Voya will provide a senior secured credit facility (the "Credit Facility") to the Company of up to US$ 40 million for the purposes of construction, the purchase of deeded water rights, and directly related expenses of the Sage Ranch Project. The final terms of the Credit Facility are subject to further negotiations and will be reflected in the definitive credit documents.

In connection with the Loan Mandate Agreement, in the event the Company choses another lender for the Sage Ranch Project or otherwise begins construction on the Sage Ranch Project without obtaining financing from Voya, the Company will issue to Voya 2,000,000 warrants to purchase common shares of the Company for $1.25 per share, plus a USD $1 million cash break-up fee.

For further details of the Loan Mandate Agreement, please refer to the full text of the Loan Mandate Agreement, a copy of which has been filed on the Company's SEDAR+ profile at www.sedarplus.ca

Settlement of Option to Acquire Net Profits Interest with Captiva

On October 6, 2018, the Company closed the sale of 50% undivided interest in the Sage Ranch Project to Captiva Verde Wellness Corp. ("Captiva"), which represents a non-arm's length transaction as the Chief Executive Officer of the Company, Jeffrey Ciachurski, is also the Chief Executive Officer of Captiva, the Chief Financial Officer of the Company, Anthony Balic, is also the Chief Financial Officer of Captiva and Michael Boyd, a director of the Company, is also a director of Captiva. The Company received 10,687,500 common shares of the Captiva which had a fair value of $1,068,750 and $112,500 in cash, for total consideration of $1,181,250 ("Sale Agreement").

On August 10, 2020, the Company entered into an option and joint venture agreement (the "Option and Joint Venture Agreement") with Captiva amending the terms of the Sale Agreement.

Pursuant to the terms of the Option and Joint Venture Agreement, Captiva's 50% interest in the Sage Ranch Project was converted into an option to earn (the "Option") a 50% net profits interest in the Tehachapi Property by:

Q4 2023 MD&A (expressed in CAD Dollars) – year ended December 31, 2023	AMENDED AND RESTATED
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1. Captiva paying the Company a cash payment of $112,500 (the "Cash Payment") (Captiva satisfied this payment in 2018 under the terms of the Sale Agreement);

2. Captiva issuing the Company common shares (the "Share Payment") (Captiva satisfied this payment in 2018 through the issuance of 10,687,500 common shares under the terms of the Sale Agreement); and

3. Captiva funding the applicable permitting and development costs for the Sage Ranch Project (Captiva was in default on such funding obligations).

Captiva had until the earlier of: (i) August 20, 2025 and (ii) the date the Company receives final approval from the City of Tehachapi (and other required regulatory approval) to build houses on the Tehachapi Property, to exercise the Option.

If Captiva made the payments summarized above by the required time, Captiva would have exercised the Option and automatically acquired a 50% net profits interest in and to the Sage Ranch Project. If Captiva exercised the Option, then Captiva and the Company would have immediately entered into a joint venture (the "Joint Venture") pursuant to the terms of the Option and Joint Venture Agreement. Pursuant to the terms of the Joint Venture, the Company and the Captiva were required to evenly split all net profits derived from the Sage Ranch Project.

Captiva was in default of its funding obligations under the Option and Joint Venture Agreement. On June 22, 2023, and amended on August 21, 2023, the Company entered into the Original Settlement Agreement whereby the Company will repay Captiva the amount funded by Captiva under the Option and Joint Venture Agreement (equal to $5,591,588) in 48 equal monthly installments of $116,491 starting on August 22, 2024, with the last payment on June 1, 2028. On August 30, 2024, the Company entered into the Settlement Amending Agreements, pursuant to which the Company and Captiva agreed to settle $1,000,000 of the $5,591,588 principal amount owing under the Original Settlement Agreement by way of the Company's issuance of 2,197,802 common shares in the capital of the Company at a deemed price per share of $0.455. The transactions contemplated by the Settlement Amending Agreements remain subject to approval by the TSXV. Subsequent to the remaining amount owing under the Original Settlement Agreement, as amended by the Settlement Amending Agreements, being repaid, Captiva will no longer have any further net profits interest, or any other interest, in and to the Sage Ranch Project.

For further details of the Sale Agreement, the Option and Joint Venture Agreement, the Original Settlement Agreement and the Settlement Amending Agreements please refer to the full text of such agreements, copies of which have been filed on the Company's SEDAR+ profile at www.sedarplus.ca.

Water Rights Agreements

The Sage Ranch Project, as approved by City Council, requires no less than 262.5 gross acre-feet of water pumping rights. Based on historical information published by the City, the City currently has a surplus availability of 770 acre-feet of water. As of the date of this MD&A, the Company owns or has access to (via option agreements with Ronnie Strasser and Paul Morris, as further described below) an aggregate of 267 acre-feet of water rights to supply the Sage Ranch Project. The Company's adjudicated deeded water rights is equal to 76 acre-feet (or 28.5% of the aggregate 267 acre-feet available to the Company).

During the year ended December 31, 2023, the Company entered into the Original Water Rights Agreement with Ronnie Strasser, an arm's length party, to purchase up to 115 acre-feet of water rights in the Tehachapi-Cummings County Water District (the "Water Rights") at an aggregate price of US$3,364,964.00 (or US$29,260.56 per acre-foot) plus a non-refundable reservation fee of US$1,010,000 (the "Original Reservation Fee"). As of the date of this report, the Company has not purchased any water rights under this option agreement. On August 30, 2024, the Company entered into the Water Rights Amendment Agreement, pursuant to which the purchase price was increased to an aggregate price of US$3,400,000 (or US$29,565.22 per acre-foot) plus the Original Reservation Fee, subject to the expiry of such option on December 31, 2024. For further details of the Original Water Rights Agreement and the Water Rights Amendment Agreement please refer to the full text of such agreements, copies of which have been filed on the Company's SEDAR+ profile at www.sedarplus.ca. Mr. Strasser became a director of Captiva on August 31, 2023, but resigned from such position on July 2, 2024. In addition, Mr. Strasser is the principal of Phantom Developments Limited, the company that submitted an unsolicited offer to purchase the Company's Sage Ranch Project in June of 2022, which the Company determined not to accept.

Q4 2023 MD&A (expressed in CAD Dollars) – year ended December 31, 2023	AMENDED AND RESTATED
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During the year ended December 31, 2023, the Company agreed to terms of an arrangement with Paul Morris, Independent Head of Sales for Sage Ranch, whereby the Company obtained an option to acquire an additional 76 acre-feet of water rights for consideration equal to US$1.077 million.

During the year ended December 31, 2022, the Company acquired 76 acre-feet of water rights for the Sage Ranch Project by way of a debt settlement agreement with TS Media LLC, an arm's length party. Pursuant to such settlement agreement, the debt of US$1,000,000 was settled in exchange of 925,926 units of the Company.  Each unit consists of one common share plus one whole share purchase warrant.  Each warrant is exercisable to acquire one common share at an exercise price of $1.46 until December 13, 2025.

Given the scarcity of water rights in the area and the lack of frequent purchases of water rights to rely upon, management of the Company used their business judgement when determining the value of the Company's water rights option agreements. Ultimately, water rights prices are determined by the seller and there is little or no room for negotiation, although the Company has received advice from an experienced third party that the minimum value of additional water rights, if available for purchase, would be between US$25,000 to US$30,000 per acre-foot.

OTHER CORPORATE DEVELOPMENTS AND UPDATES

INX TOKENIZATION

On April 3, 2023, the Company announced that it was pursuing an arrangement with The INX Digital Company, Inc. ("INX") whereby INX would digitize certain common shares of the Company into digital tokens, which would be listed on the INX.One Platform for digital assets. Completion of such arrangement is subject to certain conditions, including the approval of the TSXV. As of the date of this MD&A, the Company has not satisfied all required conditions; however, the Company is continuing to work toward the satisfaction of such conditions and anticipates that such arrangements will be completed in Q4 2024.

NYSE LISTING

On September 21, 2022, shortly after the Company became US reporting company, the Company announced that it would apply to list its shares on the NYSE American. Such application was subject to the Company satisfying all listing requirements of the NYSE American, including but not limited to the US$2.00 minimum share price. As of the date of this MD&A, the Company has not made an application to list its shares on the NYSE American as the Company's share price has been below the required threshold. Management of the Company has determined to postpone any such application.

ACQUISITION OF REGIONAL REAL ESTATE FRANCHISE NETWORK

On August 8, 2022, the Company announced that it was in the process of finalizing a formal binding offer to purchase an entire regional real estate franchise network (the "Agency"). The completion of such offer was subject to the Company's confirmation that the sellers could obtain all consents necessary to the transfer the equity interests of the Agency. As of the date of this MD&A, the sellers have not obtained such consents and the Company has not completed a formal binding offer with respect to the Agency.

OFFER TO PURCHASE SAGE RANCH

On June 29, 2022, the Company announced that it had received an unsolicited offer from Phantom Developments Limited ("Phantom"), a company controlled by Ronnie Strasser, to purchase the Company's interest in the Sage Ranch Project for $79.9 million in cash. Management of the Company believed the offer price was insufficient and, on July 6, 2022, the Company announced that it was pursuing other alternatives transactions with respect to the Sage Ranch Project unless the offer price was increased. As of the date of this MD&A, there have been no changes to the offer submitted by Phantom and the Company has not further engaged with Phantom with respect to such offer.

Q4 2023 MD&A (expressed in CAD Dollars) – year ended December 31, 2023	AMENDED AND RESTATED
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As of the date of this MD&A, the Company remains in discussion with various parties with respect to such potential acquisitions, but no formal decision has been made in either jurisdiction.

ENTRY-LEVEL HOUSING PROJECTS IN ARIZONA AND HAWAII

On February 16, 2024, the Company announced that it was actively pursuing the acquisition of a sizeable entry-level housing project in both of Southern Arizona and Hawaii. As of the date of this MD&A, the Company remains in discussion with various parties with respect to such potential acquisitions, but no formal decision has been made in either jurisdiction.

CORDERO RANCH PROJECT

The Company's Cordero Ranch project is a 3,500 unit mixed use development just outside of Cedar City, Utah. The Company plans to establish a large, self-contained high-quality, yet affordable, living community that inspires quality and home ownership that is recession-resistant (based on the federal financing programs discussed elsewhere in this MD&A), mixed with a full-quality lifestyle setting, coupled with a demographic supportive of the environment: veterans housing, seniors, and personal security. Cordero Ranch will be a mixed-use community that encourages sensitive site design, provides ample recreation/open space amenities, and conserves and preserves natural resources. Starting prices at the Cordero Ranch project will be approximately USD $200,000 for a 650 square foot starters unit. Development of the Cordero Ranch project is expected to occur over approximately 7 years, with construction anticipated to begin as early as 2025. As of the date of this MD&A, the Cordero Ranch project is in the planning and permitting stage.

SELECTED FINANCIAL INFORMATION

(tabled amounts are expressed in CAD dollars)	As at December 31, 2023	As at December 31, 2022
Cash and cash equivalent	$47,098	$24,950
Deposit and prepaid expenses - short term	507,878	64,613
Other receivables	3,476	8,780
Marketable securities	1,785,510	1,819,800
Deposits and prepaid expenses - long term	51,192	32,029
Related Company receivable - short term	206,947	644,990
Sage Ranch	12,333,170	5,456,419
Power project acquisition and development costs	7,175,580	7,001,549
Total assets	22,110,851	15,053,130
Total liabilities	13,112,699	5,573,985

The Company has total assets of $22.1 million as at December 31, 2023, compared to $15.1 million as at December 31, 2022. This increase is attributable to the capitalization of project costs during the year which included the capitalization of Captiva joint-venture settlement.

The Company has total liabilities of $13.1 million as at December 31, 2023, which is higher than the liabilities of $5.5 million as at December 31, 2022, due to an increase of liabilities net of payments, the recording of the Captiva joint venture settlement obligation, and the Company issuing $1,000,000 and USD$3,000,000 unsecured convertible debenture private placement financings during the year ended December 31, 2023.

Q4 2023 MD&A (expressed in CAD Dollars) – year ended December 31, 2023	AMENDED AND RESTATED
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(tabled amounts are expressed in CAD dollars)	Year Ended December 31,
	2023	2022	2021
Consulting and management fees	$(620,682)	$(515,752)	$(4,058,133)
General and administrative	(493,930)	(478,126)	(460,978)
Marketing and donations	(61,614)	(750,043)	(760,887)
Finance cost	(210,035)	(34,130)	(55,500)
Professional fees	(580,180)	(539,228)	(401,003)
Share-based payment expense	(1,176,190)	(954,465)	(990,448)
	(3,142,631)	(3,271,744)	(6,726,949)
Foreign exchange (loss) gain	134,068	(324,349)	(39,161)
Unrealized gain (loss) on marketable securities	-	400,781	(2,538,281)
Share of loss on investment in associate	-	(102,756)	-
Gain on settlement of accounts payable	321,115	1,098	31,329
Gain on settlement of loans receivable	-	774,000	-
Loss on disposition of shares	-	(2,093,851)	-
Loss on shares for debt settlement	-	-	(52,164)
Interest income	29,333	33,887	-
Transaction costs expensed on convertible debt	(87,781)	-	-
Other income	-	1,819,800	-
Loss on fair value of convertible debenture	117,648	-	-
Loss	(2,628,248)	(2,763,134)	(9,325,226)
Other comprehensive loss	(380,197)	602,372	4,110
Net loss and comprehensive loss	$(3,008,445)	$(2,160,762)	$(9,321,116)
Basic/Diluted income (loss) per share	$(0.08)	$(0.09)	$(0.34)

The Company had a loss of $2.6 million for the year ended December 31, 2023, compared to net loss of $2.8 million in the same period in 2022 and net loss of $9.3 million in 2021. The decreased loss compared to 2022 was the result or lower marketing and donations offset by higher consulting fees and finance costs, no loss on disposition of shares or consulting fees recorded in the current year although there was a gain on settlement of accounts payable, gain on fair value of derivative liability and deferred income tax recovery. The decreased loss compared to 2021 was the result of lower marketing and donations, no bonus accrual and no unrealized loss of marketable securities in the current year.

Other comprehensive income fluctuated over the fiscal periods. This was mainly due to the volatility of foreign exchange, which resulted in translation gains or losses on the Company's inter-company receivables.

Consolidated quarterly loss - 8 quarters historic trend

(tabled amounts are expressed in CAD dollars)	Q4 2023	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022
Total revenues	-	-	-	-	-	-	-	-
Net income (loss) for the period	(1,085,465)	(431,208)	(526,101)	(585,474)	(1,476,955)	862,174	(1,239,100)	(909,253)
Basic/Diluted income (loss) per share	(0.02)	(0.01)	(0.02)	(0.02)	(0.05)	0.03	(0.04)	(0.03)
Total assets	22,110,851	19,928,216	19,469,182	15,744,470	15,053,130	13,786,081	11,387,562	12,462,346
Working capital (deficiency)	(6,478,520)	(4,152,932)	(3,443,355)	(4,282,047)	(3,655,842)	(3,830,424)	(4,631,371)	(2,362,287)
Cash dividend declared	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

Q4 2023 MD&A (expressed in CAD Dollars) – year ended December 31, 2023	AMENDED AND RESTATED
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Three months ended December 31, 2023 vs. historical quarters

As the Company has not yet generated revenue and is still in the development stages of its various projects, the Company's results will fluctuate due to one-off transactions in addition to changes in the corporate activity related to project development. The Company had a net loss of $1.1 million in Q4 2023, which was higher than all the losses in the historical quarters, except for the loss of $1.5 million in Q4 2022 and loss of $1.2 million in Q2 2022.  The increased loss in the current quarter is mainly due to a higher share-based payment expense and finance expense related to the convertible debts.

Total assets are higher than all comparative periods as a result of the Company continuing to capitalize expenditures related to their projects.

Working capital deficiency is higher in Q4 2023 than all comparative periods due to the Company early adopting the new IAS 1 accounting standard which classified the Company's USD $3M convertible debt and associated derivative conversion option as current liabilities despite the contractual term of three years due to the derivative conversion option. Without this change the Company's working capital would have improved with the Company continuing the pay down payables and accrued liabilities.

No cash dividends have been declared by the Company.

Basic and diluted income (loss) per share in each quarter is relative to the income (loss) recorded in that period.

LIQUIDITY AND CAPITAL RESOURCES

(tabled amounts are expressed in CAD dollars)	Year Ended December 31,
	2023	2022	2021
Cash inflows (outflows) from operating activities	$(2,154,470)	$(2,532,003)	$(2,040,582)
Cash inflows (outflows) from financing activities	5,882,318	4,161,729	3,603,782
Cash inflows (outflows) from investing activities	(3,629,222)	(1,676,558)	(1,632,861)
Effect of foreign exchange on cash	(76,478)	62,509	31,262
Net cash flows	22,148	15,677	(38,399)
Cash balance	$47,098	$24,950	$9,273

The Company had a cash balance of $47,098 as of December 31, 2023. Cash outflow from operating activities was $2.2 million, compared to outflow of $2.5 million in 2022 and outflow of $2.0 million in 2021. The change in outflow was primarily attributable to decreased corporate activity during the current year.

Cash inflow from financing activities in the current year ended December 31, 2023, was $5.9 million which is the result of the Company receiving net funds of $386,000 from a private placement, receiving cash for option exercises in the amount of $379,500, issuing a $1,000,000 unsecured convertible debenture and a USD$3,000,000 unsecured convertible debenture private placement, and received additional loans of $109,580.

Cash outflow from investing activities in the current year ended December 31, 2023, was $3.6 million as the Company increased corporate activity in Sage Ranch.

The Company has no history of generative revenue and has been dependent upon raising funds through issuances of debt or equity. Development of the Company's projects will require significant additional capital. The Company does not anticipate generating sufficient revenue to continue ongoing operations until Phase 1 of the Sage Ranch Project is complete. The Company has engaged Voya pursuant to the Loan Mandate Agreement to provided up to US$40 million for the purposes of the initial construction and development of the Sage Ranch Project; however, there is not guarantee that such financing will be completed. See "Financing Arrangements". The Company's ability to continue as a going concern is dependent on the Company's ability to raise funds.

Q4 2023 MD&A (expressed in CAD Dollars) – year ended December 31, 2023	AMENDED AND RESTATED
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ANALYSIS OF FINANCINGS

During the year ended December 31, 2023, the Company completed the following financings:

  On May 10, 2023, the Company closed a non-brokered private placement of units and issued 360,000 units at a price of $1.25 per unit for gross aggregate proceeds of $450,000, and a reduction of accounts payable and loans payable of $64,000. The proceeds of such financing were used for general working capital.
  On June 30, 2023, the Company issued a $1,000,000 unsecured convertible debenture.
  On December 13, 2023, the Company closed a USD $3.0 million unsecured convertible debenture private placement financing with one arm's length investor.

The following table sets out prior disclosure by the Company of its intended use of proceeds, other than working capital related costs, from the foregoing financings, the Company's actual achievements and an explanation of any variation.

Disclosed Use of Proceeds (other than working capital)	Company Achievements	Reasons for Variation
July 6, 2023 The Company expects to use the gross proceeds from the Debenture for Sage Ranch and general working capital purposes.	The Company is working with its independent engineering firm, Dewalt Corporation, and the City on obtaining the final building permits.	N/A
November 30, 2023 The Company expects to use the gross proceeds from the Debentures as a bridge to the USD $40 million construction loan.	The Company is working with its independent engineering firm, Dewalt Corporation, and the City on obtaining the final building permits.	N/A

SHAREHOLDERS' EQUITY

As at December 31, 2023, the Company had unlimited authorized common shares without par value and 34,078,355 common shares issued and outstanding, 3,391,500 share purchase options and 4,757,926 warrants outstanding. As at the date of this report, the Company had unlimited authorized common shares without par value and 35,172,355 common shares issued and outstanding, 3,162,000 share purchase options and 5,026,926 warrants outstanding.

- During the current year end December 31, 2023, 238,500 options were exercised for gross proceeds of $379,500.

- During the year ended December 31, 2023, 5,000 warrants were exercised for gross proceeds of $7,500.

- On May 10, 2023, the Company closed a non-brokered private placement of units and issued 360,000 units at a price of $1.25 per unit for gross aggregate proceeds of $450,000, and a reduction of accounts payable and loans payable of $64,000. Each unit was comprised of one common share and one common share purchase warrant which is exercisable at a price of $1.50 until May 10, 2028.

Q4 2023 MD&A (expressed in CAD Dollars) – year ended December 31, 2023	AMENDED AND RESTATED
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- On June 30, 2023, the Company issued an $1,000,000 unsecured convertible debenture. The debenture bears interest at 12% per annum, calculated and paid quarterly commencing on the date of issuance and matures on June 30, 2026. The debenture holder can convert all or any portion of the outstanding principal amount into common shares of the Company, at a price of $1.25 per common share. As part of the terms of the offering, the debenture holder has been issued 460,000 detachable warrants, each warrant entitles the holder to acquire one common share of the Company at an exercise price of $1.30 per common share, for a period expiring on June 30, 2026.

- On November 15, 2023, the Company granted an aggregate of 1,200,000 incentive stock options (the "Options") to certain directors and officers of the Company pursuant to the Company's previously approved Stock Option Plan. The Options are exercisable at a price of $1.10 per share for a period of 5 years.

- On November 30, 2023, the Company granted an aggregate of 200,000 incentive stock options (the "Options") to certain directors of the Company pursuant to the Company's previously approved Stock Option Plan. The Options are exercisable at a price of $1.10 per share for a period of 5 years.

- Subsequent year end, on January 11, 2024, the Company closed the USD$3,000,000 unsecured convertible debenture private placement financing, the debenture holder can convert all or any portion of the outstanding principal amount into common shares of the Company, at a price of $1.25 per common share, subject to adjustment pursuant to the terms of the debenture. As part of the terms of the offering, the debenture holder has been issued 900,000 detachable warrants, each warrant entitles the holder to acquire one common share of the Company at an exercise price of $1.30 per common share, subject to adjustment in certain events, for a period expiring on January 11, 2027.

- Subsequent to year end, the Company issued 631,000 common shares as a result of warrant exercises.

- Subsequent to year end, the Company issued 463,000 common shares as a result of option exercises.

- On June 5, 2024, the Company amended the terms of 350,000 stock options and reduced the exercise price from $1.35 to $0.82 and extended the expiry date from July 7, 2024, to July 7, 2027.

- On August 1, 2024, the Company granted an aggregate of 300,000 stock options to a consultant of the Company to purchase 300,000 common shares pursuant to the Company's stock option plan. The options are exercisable at a price of $0.70 per common share for a period of two years from the date of grant.

The following table discloses the number of options and vested options outstanding as at the date of this report:

Number of options Outstanding and exercisable	Weighted average exercise price	Weighted average remaining contractual life (years)
350,000	1.35	2.85
500,000	1.25	0.40
100,000	1.15	0.81
500,000	1.35	1.11
75,000	1.50	1.44
1,137,000	1.10	4.21
200,000	1.10	4.25
300,000	0.70	1.92
3,162,000	$1.11	2.58

Q4 2023 MD&A (expressed in CAD Dollars) – year ended December 31, 2023	AMENDED AND RESTATED
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The following table discloses the number of warrants outstanding as at the date of this report:

Outstanding warrants	Expiry Date	Exercise price
1,809,000	March 28, 2025	$1.35
577,000	November 29, 2025	$1.50
925,926	December 13, 2025	$1.46
355,000	May 10, 2028	$1.50
460,000	June 30, 2026	$1.30
900,000	January 11, 2027	$1.30
5,026,926

COMMITMENTS AND CONTINGENCIES

As at December 31, 2023, the Company had the following commitments and contingencies outstanding:

	Within 1 year	Over 1 year	Total
PBJL Share transfer (ii)	616,300	-	616,300
Total	$616,300	$-	$616,300

(i) The Company entered into four separate land lease options agreements with Jose Arturo Acosta, to lease land in the Municipality of Lajas and Guanica of Puerto Rico. The Company made initial payments on the execution date of each option agreement and will thereafter make certain payments over the term of the option periods.  Subsequent to year end, the Company entered into additional extension agreements extending the option term on all agreements to December 31, 2024, and agreeing to make future payments totalling US$221,000.

(ii) On April 23, 2013, 330 common shares, approximately 33% interest, of PBJL were transferred by Heidi Ciachurski, the spouse of the Company's CEO to AG Solar and the Company.  The Company may be required to pay approximately US $500,000 for these shares on terms yet to be negotiated.  As of the date of this MD&A, no material negotiations have occurred. Any future payments will be subject to available funds and the completion of a significant financing of the Company in the future.

(iii) On March 30, 2022, the Company executed the USD $40 million Loan Mandate Agreement with Voya, as amended by agreements dated October 3, 2023, January 8, 2024, April 2, 2024 and August 30, 2024, for a senior secured construction loan for the initial construction of the Company's Sage Ranch Project. In connection with the Loan Mandate Agreement, in the event the Company choses another lender for the Sage Ranch Project or otherwise begins construction on the Sage Ranch Project without obtaining financing from Voya, the Company will issue to Voya 2,000,000 warrants to purchase common shares of the Company for $1.25 per share, plus a USD $1 million cash break-up fee.

(iv) Upon the Company closing certain development milestones allowing for an equity raise of at least US $2 Million or the sale of any Company assets or project rights including the Tehachapi land, whichever comes first, the Company will make a one-time payment of US $250,000 to Cliff Webb, the President of the Company.  In addition, the President will be paid a US$1.95 Million development completion bonus at the time the Montalva Solar Project completes all key milestones necessary for the Company to obtain project financing for the Montalva Solar Project. These development milestone payments are structured to incentivize the President to reach these milestones and compensate him for the work required to do so and were reviewed and approved by the Company's compensation committee.

(v) The Company is a party to a lawsuit with a former contractor. Both parties have filed complaints seeking damages and the outcome is uncertain at this time.

Q4 2023 MD&A (expressed in CAD Dollars) – year ended December 31, 2023	AMENDED AND RESTATED
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REGULATORY DISCLOSURES

Off-Balance Sheet Arrangements

As at the date of this report, the Company did not have any off-balance sheet arrangements.

Proposed Transactions

The Company does not have any proposed transactions as at December 31, 2023 other than as disclosed elsewhere in this MD&A.

Related Party Transactions

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include officers, directors or companies with common directors of the Company.

The Company incurred the following expenses with key management personnel during the year ended December 31:

	2023	2022	2021
Consulting and management fees	$657,390	$694,716	$3,006,160
Share-based compensation expense	1,044,397	-	-
Total	$1,701,787	$694,716	$3,006,160

During the year ended December 31, 2023, Cliff Webb, the President and a director of the Company, charged the Company $179,514 (December 31, 2022 - $170,841, December 31, 2021 - $114,499) related to his consulting services. As at December 31, 2023, included in accounts payable are fees, bonus and expenses due to the President of the Company of $577,511 (December 31, 2022 - $491,231).

During the year ended December 31, 2023, a company controlled by the CFO of the Company charged the Company $140,429 (2022 - $185,600, 2021 - $80,000) related to services related to his position as CFO.

During the year ended December 31, 2023, the Chief Executive Officer of the Company charged the Company $337,448 (2022 - $324,753, 2021 - $131,161) related to services related to his position as CEO.

During the year ended December 31, 2023, related party loans to Cliff Webb, President and a director of the Company, and Daniel Kunz, a director of the Company, totaling USD $190,300 had interest of US $68,961 (December 31, 2022 - US $63,341) capitalized to power project acquisition and development costs.

As at December 31, 2023, the Company had a receivable of $206,947 (December 31, 2022 - $644,990) from Captiva, who shares the same CEO and CFO as the Company as well as common directors. The loan represents a non-arm's length transaction and is non-secured. On February 15, 2022, the Company settled $1,290,000 of the loan receivable through a shares for debt settlement pursuant to which Captiva issued the Company a total of 25,800,000 common shares at a fair value of $0.08 per common share. On April 20, 2022, the Company entered into a promissory note with Captiva for the remainder of the receivable accruing interest at the rate of 8% per annum for a term of 24 months. During the year ended December 31, 2023, $29,933 interest has been accrued (December 31, 2022 - $33,887). Subsequent to year end, the Company and Captiva agreed to net the receivable against the $5,591,588 joint venture settlement obligation.

On June 22, 2023, and amended on August 21, 2023, the Company entered into the Original Settlement Agreement whereby the Company will repay Captiva the amount funded by Captiva under the Option and Joint Venture Agreement (equal to $5,591,588) in 48 equal monthly installments of $116,491 starting on August 22, 2024, with the last payment on June 1, 2028. On August 30, 2024, the Company entered into the Settlement Amending Agreements, pursuant to which the Company and Captiva agreed to settle $1,000,000 of the $5,591,588 principal amount owing under the Original Settlement Agreement by way of the Company's issuance of 2,197,802 common shares in the capital of the Company at a deemed price per share of $0.455. The transactions contemplated by the Settlement Amending Agreements remain subject to approval by the TSXV. Subsequent to the remaining amount owing under the Original Settlement Agreement, as amended by the Settlement Amending Agreements, being repaid, Captiva will no longer have any further net profits interest, or any other interest, in and to the Sage Ranch Project.

Q4 2023 MD&A (expressed in CAD Dollars) – year ended December 31, 2023	AMENDED AND RESTATED
www.greenbriarliving.com

On August 4, 2021, the Company declared USD $2,740,000 in bonus awards to executives, directors and former directors of the Company in recognition of receiving full entitlement approval by local authorities for the Sage Ranch project.  The awards were made in recognition of the many years of perseverance and effort involved in getting the project approved, reducing materially management salaries and director fees, and maintaining efforts to conserve cash. The expense was recording as consulting fees in the statement of loss and comprehensive loss. As at December 31, 2023, USD $1,489,211 (December 31, 2022, USD $1,993,652) remained accrued, and USD $504,441 (December 31, 2022 - USD $621,348) was paid.

As at December 31, 2023, the Company had $289,095 (December 31, 2022 - $43,169) in accounts payable owed to Jeff Ciachurski (CEO and director), Anthony Balic (CFO), Cliff Webb (President and director) and Daniel Kunz (director), each of which is a related party.

Financial Instruments

The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks.

		December 31, 2023	December 31, 2022
	Fair Value	Fair value $	Fair value $
Financial assets
Fair value through profit and loss ("FVTPL")
Cash	Level 1	47,098	24,950
Marketable securities	Level 2	1,785,510	1,819,800
Financial liabilities
Other financial liabilities
Convertible debenture derivative	Level 3	1,027,427	-

Categories of financial instrument

Fair value

Financial instruments measured at fair value are grouped into Level 1 to 3 based on the degree to which fair value is observable:

Level 1 - quoted prices in active markets for identical securities

Level 2 - significant observable inputs other than quoted prices included in Level 1

Level 3 - significant unobservable inputs.

Convertible debenture derivative is considered to be a Level 3 classification as certain inputs are not based on observable market data.

Q4 2023 MD&A (expressed in CAD Dollars) – year ended December 31, 2023	AMENDED AND RESTATED
www.greenbriarliving.com

The Company did not move any instruments between levels of the fair value hierarchy during the years ended December 31, 2023, 2022, and 2021.

The Company's financial instruments include cash, marketable securities, other receivables, related party loan receivable, accounts payable and accrued liabilities, loan payable and promissory notes, joint venture settlement obligation, convertible debentures and convertible debenture derivatives. The carrying values of other receivables, related company loan receivable and accounts payable and accrued liabilities and loan payable and promissory notes approximate their fair values due to their relatively short periods to maturity.

The fair value of the marketable securities is based on recent transaction prices.

The fair value of the joint venture settlement obligation and convertible debentures are initially recorded at fair value and are evaluated by the Company based on level 2 inputs such as discounted future interest and principal payments using current market interest rates of instruments using similar terms. These instruments are subsequently measured through amortized cost, with accretion and interest income recognized through the statement of loss and comprehensive loss.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rates through the interest earned on cash balances, deposits, convertible debentures and loans; however, management does not believe this exposure is significant as most items are at fixed interest rates.

Credit Risk

The Company is exposed to credit risk through its cash, which is held in large Canadian financial institutions with high credit rating, other receivables and the loan receivable. The Company believes the credit risk is insignificant for the cash and other receivables and moderate for the loan receivable with Captiva. The Company's exposure is limited to amounts reported within the statement of financial position.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure. In order to meet its financial obligations, the Company will need to generate cash flow from the sale or otherwise disposition of property or raise additional funds. The following table summarizes the remaining contractual maturities of the Company's financial liabilities and operating commitments:

	Less than 1 year	Over 1 year	Total
Accounts payable and accrued liabilities	$3,822,969	$-	$3,822,969
Loan payables	781,322	-	781,322
Joint venture settlement obligation	698,950	3,298,141	3,997,091
Convertible debenture	-	3,483,890	3,483,890
Convertible debenture derivative	-	1,027,427	1,027,427
Total	$5,303,241	$7,809,458	$13,112,699

Foreign Exchange Risk

The Company operates in Canada and the United States and is exposed to foreign exchange risk arising from transactions denominated in foreign currencies.

The operating results and the financial position of the Company are reported in Canadian dollars. Fluctuations of the operating currencies in relation to the Canadian dollar will have an impact upon the reported results of the Company and may also affect the value of the Company's assets and liabilities.

Q4 2023 MD&A (expressed in CAD Dollars) – year ended December 31, 2023	AMENDED AND RESTATED
www.greenbriarliving.com

The Company's financial assets and liabilities as at December 31, 2023 are denominated in Canadian Dollars and United States Dollars and are set out in the following table:

	Canadian Dollars	US Dollars	Total
Financial assets
Cash	$14,936	$32,162	$47,098
Other receivables	3,476	-	3,476
Related company loan receivable	206,947	-	206,947
Marketable securities	-	1,785,510	1,785,510
	225,359	1,817,672	2,043,031
Financial liabilities
Accounts payable and accrued liabilities	$(285,915)	$(3,537,054)	$(3,822,969)
Loan payable	(30,000)	(751,322)	(781,322)
Joint venture settlement obligation	(3,997,091)	-	(3,997,091)
Convertible debenture	(785,129)	(2,698,761)	(3,483,890)
Convertible debenture derivative	-	(1,027,427)	(1,027,427)
Net financial liabilities	$(4,872,776)	$(6,196,892)	$(11,069,668)

The Company's financial assets and liabilities as at December 31, 2022 are denominated in Canadian Dollars and United States Dollars and are set out in the following table:

	Canadian Dollars	US Dollars	Total
Financial assets
Cash	$23,983	$967	$24,950
Other receivables	8,780	-	8,780
Related company loan receivable	644,990	-	644,990
Marketable Securities	-	1,819,800	1,819,800
	677,753	1,820,767	2,498,520
Financial liabilities
Accounts payable and accrued liabilities	$(253,651)	$(4,602,096)	$(4,855,747)
Loan payable	-	(718,238)	(718,238)
Net financial liabilities	$424,102	$(3,499,567)	$(3,075,465)

The Company's reported results will be affected by changes in the US dollar to Canadian dollar exchange rate. As of December 31, 2023, a 10% appreciation of the Canadian dollar relative to the US dollar would have decreased net financial liabilities by approximately $619,689 (December 31, 2022 - $349,957). A 10% depreciation of the US Dollar relative to the Canadian dollar would have had the equal but opposite effect. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risk.

Q4 2023 MD&A (expressed in CAD Dollars) – year ended December 31, 2023	AMENDED AND RESTATED
www.greenbriarliving.com

Risk and Uncertainties

Credit, Liquidity, Interest, Currency and Commodity Price Risk

The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework. As at December 31, 2023, the Company's financial instruments include cash, marketable securities, other receivables, related party loan receivable, accounts payable and accrued liabilities, loan payable and promissory notes, joint venture settlement obligation, convertible debentures and convertible debenture derivatives

The Company does not use derivative instruments or hedges to manage risks because the Company's exposure to credit risk, interest rate risk and currency risk is small.

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company is exposed to credit risk through its cash, which is held in a large Canadian financial institution with an issuer credit rating of A-1 by Standard & Poor's. The Company believes this credit risk is insignificant.

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to short-term interest rates through the interest earned on cash balances and deposits; however, management does not believe this exposure is significant.

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure. In order to meet its financial obligations, the Company will need to generate cash flow from the sale or otherwise disposition of property or raise additional funds.

Cash is stated at amounts compatible with those prevailing in the market, are highly liquid, and are maintained with prime financial institutions for high liquidity.

Real Property Ownership

All real property investments are subject to elements of risk such investments are affected by general economic conditions, local real estate markets, the attractiveness of the properties to residents, supply and demand for housing, competition from other available housing and various other factors. Demand for residential real estate in the United States could be adversely affected by weakness in the national, regional and local economies, changes in supply of, or demand for, similar or competing properties in an area and the excess amount of units in a particular market. To the extent that any of these conditions occur, they are likely to affect market value for residential building lots, which could cause a decrease in the Company's future potential sales revenue from the Property.

No History of Revenue

To date the Company has relied entirely upon the sale of common shares and the exercising of warrants to provide working capital to fund its administration, overhead costs and project development. There is no guarantee that the Company will enter into profitable agreements and earn revenue from operations. The Company has not commenced commercial production and the Company has no history or earnings or cash flow from its operations. Thus, there can be no assurance that the Company will be able to develop any value or that its activities will generate positive cash flow. The Company has not paid any dividends and it is unlikely to generate earnings or pay dividends in the immediate or foreseeable future. The Company has limited cash and other assets. A prospective investor in the Company must be prepared to rely solely upon the ability, expertise, judgment, discretion, integrity and good faith of the Company's management in all aspects of the development and implementation of the Company's business activities.

Market Price of the Common Shares

The Common Shares are listed and posted for trading on the TSXV and OTCQX.  The Company's business is in an early stage of exploration and an investment in the Company's securities is highly speculative. There can be no assurance that an active trading market in the Company's securities will be established and maintained.  Securities of companies involved in the resource industry have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved.  The price of the Common Shares is also likely to be significantly affected by short-term changes in commodity prices or in the Company's financial condition or results of operations as reflected in its quarterly earnings reports.

Q4 2023 MD&A (expressed in CAD Dollars) – year ended December 31, 2023	AMENDED AND RESTATED
www.greenbriarliving.com

Current Global Financial Conditions

Events over the last number of years in global financial markets, including sovereign debt crises, have had a profound impact on the global economy and global financial conditions have been subject to volatility.  Many industries are impacted by these market conditions.  Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets and a lack of market liquidity.  A continuing slowdown in financial markets or other economic conditions, including, but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect the Company's business, financial condition, results of operations and ability to grow.

Competition

The renewable energy development industry is highly competitive. The Company competes with other domestic and international power development companies that have greater financial, human and technical resources.

The Company's competitors may be able to respond more quickly to new laws or regulations or emerging technologies, or devote greater resources to the expansion or efficiency of their operations than the Company. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties. Accordingly, it is possible that new competitors or alliances among current and new competitors may emerge and gain significant market share to the Company's detriment. The Company may also encounter increasing competition from other renewable energy companies in the Company's efforts to hire experienced professionals. Increased competition could adversely affect the Company's ability to attract necessary capital funding, to acquire it on acceptable terms, or to acquire suitable properties or prospects for development in the future. As a result of this competition, the Company may not be able to compete successfully against current and future competitors, and any failure to do so could have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

Furthermore, there is no assurance that a ready market will exist for the sale of renewable energy. Factors beyond the control of the Company may affect the marketability of electrical power in existing markets. These factors include market fluctuations, the proximity and capacity of renewable power markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital or losing its investment capital.

Risks related to International Activities

A material portion of the business of the Company is located outside of Canada, with assets predominately in USA.  The Company's international operations may be adversely affected by political or economic developments or social instability, which will not be within the Company's control, including, among other things, the risks of political unrest, labour disputes and unrest, war, terrorism, abduction, expropriation, nationalization, renegotiation or nullification of existing concessions, contracts and permits, government regulation, delays in obtaining or renewing or the inability to obtain or renew necessary permits, taxation policies, economic sanctions, fluctuating exchange rates, currency controls, high rates of inflation, limitations on foreign ownership and increased financing costs.  The occurrence of any such events could have a material adverse effect on the Company's business and results of operations as currently contemplated.

Risks Associated with Joint Venture Agreements

Pursuant to agreements the Company may enter into in the course of its business, the Company's interest in its properties may become subject to the risks normally associated with the conduct of joint ventures.  In the event that any of the Company's properties become subject to a joint venture, the existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on the Company's profitability or the viability of its interests held through joint ventures, which could have a material adverse impact on the Company's business prospects, results of operations and financial condition: (i) disagreements with joint venture partners on how to conduct exploration; (ii) inability of joint venture partners to meet their obligations to the joint venture or third parties; and (iii) disputes or litigation between joint venture partners regarding budgets, development activities, reporting requirements and other joint venture matters.

Q4 2023 MD&A (expressed in CAD Dollars) – year ended December 31, 2023	AMENDED AND RESTATED
www.greenbriarliving.com

Reliance on Key Individuals

The Company's success depends on its ability to attract and retain the services of key personnel who are qualified and experienced.  In particular, the success of the Company is, and will continue to be to a significant extent, dependent on the expertise and experience of the Company's directors and senior management.  It is expected that these individuals will be a significant factor in the Company's growth and success.  The loss of the service of these individuals could have a material adverse effect on the Company.

The resource industry is largely driven by fluctuations in commodity prices which, when high, can lead to a large number of projects being developed which in turn increases the demand for skilled personnel, contractors, material and supplies.  Accordingly, there is a risk to the Company of losing or being unable to secure enough suitable key personnel or key resources and, as a result, being exposed to increased capital and operating costs and delays, which may in turn adversely affect the development of the Company's projects, the results of operations and the Company's financial condition and prospectus.

Project Risk

- Availability of tax credits (Montalva)

- Interest rates at time of project financing

- Tax equity investor market, availability and pricing

- Uncertain financial markets and sponsor equity requirements

- Credit rating of off-takers (PREPA)

- Escalation of equipment cost such a wind turbines and solar panels

- Escalation of EPC cost

- Availability and timely delivery of key equipment

- Timely completion of interconnection by the transmission provider

- Weather related and force majeure events

- REC market pricing to be negotiate (PREPA)

- Receipt of applicable rights and permits

Material Accounting Policies and Estimates

The preparation of the Company's consolidated financial statements in conformity with IFRS requires management to make judgments and estimates and form assumptions that affect the reporting amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period.

On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, revenue, and expenses.  Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates.  Actual outcomes may differ from these estimates under different assumptions and conditions.  Revisions to estimates and the resulting effects on the carrying amounts of the Company's assets and liabilities are accounted for prospectively.

Areas that often require significant management estimates and judgment are as follows:

Q4 2023 MD&A (expressed in CAD Dollars) – year ended December 31, 2023	AMENDED AND RESTATED
www.greenbriarliving.com

Key areas of judgment

Functional currency

The functional currency for the Company and its subsidiaries is the currency of the primary economic environment in which each operates. The Company's functional and local currency is the Canadian dollar.  The functional currency of the Company's subsidiaries is the US dollar.  The determination of functional currency may require certain judgments to determent the primary economic environment.  The Company reconsiders the functional currency used when there is a change in events and conditions which determined the primary economic environment.

Assets' carrying values and impairment charges

In determining carrying values and impairment charges the Company looks at recoverable amounts, defined as the higher of value in use or fair value less cost to sell in the case of assets, and at objective evidence that identifies significant or prolonged decline of fair value on financial assets indicating impairment.  These determinations and their individual assumptions require that management make a decision based on the best available information at each reporting period.

Going concern of operations

The consolidated financial statements of the Company for the year ended December 31, 2023 do not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern. If the going concern assumption was not used, then the adjustments required to report the Company's assets and liabilities on a liquidation basis could be material to these financial statements.

Marketable securities

The determination of the fair value requires significant judgement by the Company, on the date of purchase, and at each reporting date thereafter, consistent with fair value accounting guidance in accordance with IFRS 13, Fair Value Measurement.

Tax

Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income.  Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable earnings will be available against which the losses can be utilized.  Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable earnings together with future tax planning strategies.

Key sources of estimation uncertainty

Share-based payments

Amounts recorded for share-based payments are subject to the inputs used in the Black-Scholes option pricing model, including estimates such as volatility, forfeiture, dividend yield and expected option life.

Convertible debentures

Convertible debentures are separated into their liability and equity components on the statement of financial position. The liability component is initially recognized at fair value, calculated as the net present value of the liability, using estimated interest rates based upon non-convertible debentures issued by comparable issuers, and accounted for at amortized cost using the effective interest rate method.

Q4 2023 MD&A (expressed in CAD Dollars) – year ended December 31, 2023	AMENDED AND RESTATED
www.greenbriarliving.com

Derivative Liability

The Company measures the fair value of the derivative by reference to the fair value on the convertible debenture issuance date with an estimated life ending on the convertible debenture maturity date and revalues them at each reporting date. In determining the fair value for the derivative liability, the Company used the Geometric Brownain motion model with the following assumptions: annualized volatility rate; market price of shares at the reporting date; risk-free interest rate; the remaining expected life of the embedded derivatives and an exchange rate at the reporting date. Changes to these estimates could result in the fair value of the derivative liability being less than or greater than the amount recorded.

Joint venture settlement obligation

The liability is initially recognized at fair value, calculated as the net present value of the liability, using estimated interest rates based upon debt issued by comparable issuers, and accounted for at amortized cost using the effective interest rate method.

Internal controls and procedures

During the year ended December 31, 2023, there has been no significant change in the Company's internal control over financial reporting since last year.

The Chief Executive Officer, President and Chief Financial Officer of the Company are responsible for establishing and maintaining appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete, reliable and timely. They are also responsible for establishing adequate internal controls over financial reporting to provide sufficient knowledge to support the representations made in this MD&A and the Company's annual financial statements for the year ended December 31, 2023 (together the "Annual Filings"). The Chief Executive Officer and Chief Financial Officer of the Company have filed the Venture Issuer Basic Certificate with the Annual Filings on SEDAR+ at www.sedarplus.ca.

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings ("NI 52-109"), the venture issuer basic certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as defined in NI 52-109. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency, and timeliness of interim and annual filings and other reports provided under securities legislation.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements included in this MD&A may contain "forward-looking statements" or "forward-looking information" (collectively referred to herein as "forward-looking statements") within the meaning of applicable Canadian securities laws, that relate to future events or the Company's future performance. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, statements concerning: the future cash flows, profitability, financial and operating performance of the Company; estimated future real estate sales prices, commission fees, construction costs, capital costs, interest rates, rates of inflation, environmental considerations and labor availability; anticipated working-capital requirements; capital expenditures; requirements for additional capital; government regulation of operations; environmental risks; limitation of insurance coverage; and the maintenance of permits, licenses necessary for the Company's operations.

Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "proposes", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Q4 2023 MD&A (expressed in CAD Dollars) – year ended December 31, 2023	AMENDED AND RESTATED
www.greenbriarliving.com

Forward-looking statements involve risk and uncertainties that may cause the Company's actual results to differ materially from those contemplated by the forward-looking statements. Factors that might cause or contribute to such differences include, among others, market price, continued availability of capital financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. Investors are also directed to consider other risks and uncertainties discussed in the Company's required financial statements and filings.

The reader should also consider carefully the matters discussed under the heading "Risks Factors and Uncertainties" elsewhere in this MD&A. Forward-looking statements contained herein are made as of the date hereof (or as of the date of a document incorporated herein by reference, as applicable). No obligation is undertaken to update publicly or otherwise revise any forward-looking statements or the foregoing lists of factors and assumptions, whether as a result of new information, future events or results or otherwise, except as required by law. Because forward-looking statements are inherently uncertain, readers should not place undue reliance on them. The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement.

CAUTIONARY NOTE REGARDING FOFI

Certain information included in this MD&A may constitute future oriented financial information and financial outlook information (collectively, "FOFI") within the meaning of applicable Canadian securities laws. FOFI contained in this MD&A was approved by management as of the date of this MD&A and has been prepared and/or reviewed by management to provide an outlook of prospective results of operations, financial position or cash flows, based on assumptions about future economic conditions and courses of action. The FOFI has been prepared by management to provide an outlook of the Company's activities and results and has been prepared based on a number of assumptions, including the assumptions discussed under the heading "Cautionary Note Regarding Forward-Looking Information" and assumptions with respect to the costs and expenditures to be incurred by the Company, capital expenditures and operating costs, taxation rates for the Company and general and administrative expenses. Management does not have, or may not have had at the relevant date, firm commitments for all of the costs, expenditures, prices or other financial assumptions which may have been used to prepare the FOFI or assurance that such operating results will be achieved and, accordingly, the complete financial effects of all of those costs, expenditures, prices and operating results are not, or may not have been at the relevant date of the FOFI, objectively determinable.

Importantly, the FOFI contained in this MD&A are, or may be, based upon certain additional assumptions that management believes to be reasonable based on the information currently available to management, including, but not limited to, assumptions about: (i) the development strategy of the Company's projects, including estimated timelines, marketing efforts and sales targets, (ii) future economic conditions, (iii) the ability of the Company to obtain adequate financing, (iv) receipt of all required regulatory approvals, and (v) other assumptions described above under the heading "Cautionary Note Regarding Forward-Looking Statements". The FOFI or financial outlook contained in MD&A do not purport to present the Company's financial condition in accordance with IFRS as issued by the International Accounting Standards Board, and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. The actual results of operations of the Company and the resulting financial results will likely vary from the amounts described herein, and such variation may be material (including due to the occurrence of unforeseen events occurring subsequent to the preparation of the FOFI). The Company and management believe that the FOFI has been prepared on a reasonable basis, reflecting management's best estimates and judgments as at the applicable date. However, because this information is highly subjective and subject to numerous risks including the risks discussed under the heading "Risk and Uncertainty" and the other documents filed by the Company with applicable Canadian securities regulatory authorities, FOFI within this MD&A should not be relied on as necessarily indicative of future results.

Readers are cautioned not to place undue reliance on the FOFI contained in this MD&A. The Company disclaims any intent or obligation to update any FOFI, whether as a result of new information, future events or otherwise, unless required by applicable laws.